Form 20-F
period 2011-12-31
FlatWorld Acquisition Corp.
filed 2012-04-30
CIK 1499573

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Not applicable                                                                                                                                         British Virgin Islands

(Translation of Registrant’s name into English)                                                                                 (Jurisdiction of  incorporation or organization)

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Jeffrey A. Valenty

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class
Ordinary Shares
Warrants
Units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 2,869,375 ordinary shares.

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

FLATWORLD ACQUISITION CORP.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “we,” “us,” “our,” “company” or “our company” are to FlatWorld Acquisition Corp., a company organized under the laws of the British Virgin Islands;

•	references to “Securities Act” are to the United States Securities Act of 1933, as amended, and references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	references to a ‘FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

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

•	references to “public shareholders” are to holders of public shares, including shares purchased by officers, directors and their affiliates;

•

references to our “sponsor” are to FWAC Holdings Limited, a British Virgin Islands business company with limited liability which is  owned by our officers, directors, advisors, their respective affiliates and other non-affiliates;

•	references to a “prospectus” are to the Company’s initial public offering prospectus dated December 9, 2010 filed with Securities and Exchange Commission;

•	references to a “target business” are to one or more operating businesses or assets which, we may target for an initial business transaction; and

•	all dollar amounts are in U.S. dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

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

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

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

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which we refer readers in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

 PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected financial data is derived from our audited financial statements as of and for the year ended December 31, 2011. The financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The statements of operations for the year ended December 31, 2011, for the period from June 25, 2010 (inception) to December 31, 2010 and for the period from June 25, 2010 (inception) to December 31, 2011; the statements of cash flow for year-ended December 31, 2011, for the period from June 25, 2010 (inception) to December 31, 2010 and for the period from June 25, 2010 (inception) to December 31, 2011; and the balance sheet as of December 31, 2011 and 2010 are included in this Annual Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Summary of statement of operation data:

(US$)

	Year Ended December 31, 2011	June 25, 2010 (date of inception) to December 31, 2010	June 25, 2010 (date of inception) to December 31, 2011

Revenue	$—	$—	$—
Loss from operations	$(245,765)	$(15,763)	$(261,528)
Net loss attributable to ordinary shareholders	$(208,142)	$(14,756)	$(220,899)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.07)	$(0.02)	$(0.10)

 Summary of statement of cash flow data:

(US$)

	Year Ended December 31, 2011	June 25, 2010 (date of inception) to December 31, 2010	June 25, 2010 (date of inception) to December 31, 2011
Cash Flows from Operating Activities
Net cash used in operating activities	$(134,191)	$(61,310)	$(195,501)
Cash Flows from Investing Activities
Cash held in Trust Account	$(934,786)	$(22,440,000)	$23,374,786
Cash Flows from Financing Activities
Net cash provided by financing activities	$889,329	$22,848,828	$23,736,157

 Summary of balance sheet data:

(US$)

December 31, 2011
Cash	$165,870
Working capital	$138,471
Total assets	$23,553,258
Total shareholders’ equity	$5,195,974

(1)	Working capital is calculated as current assets minus current liabilities.

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

We may not hold a shareholder vote before we consummate our initial business transaction unless the business transaction would require shareholder approval under the Companies Act.  Accordingly, we may consummate our initial business transaction even if holders of a majority of our public shares which are entitled to vote do not approve of the business transaction we consummate.

Your only opportunity to affect the investment decision regarding a potential business transaction may be limited to the exercise of your right to redeem your shares from us for cash, unless we seek shareholder approval of the business transaction.

Since our board of directors may consummate a business transaction without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business transaction, unless we seek such shareholder vote.  Accordingly, your only opportunity to affect the investment decision regarding a potential business transaction may be limited to exercising your redemption rights within the period of time set forth in our tender offer documents mailed to our public shareholders in which we describe our business transaction.  In addition, your election to exercise your redemption rights could still be rejected if holders of more than 77.4% of our public shares elect to exercise their redemption rights, or if, as a condition of the consummation of the business transaction, we are required to retain a certain minimum amount in the trust account by the target company.

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

In the event that the proceeds in the trust account are reduced below $10.18 per share and the shareholders of our sponsor assert that they are unable to satisfy their pro rata indemnification obligations (based on their beneficial ownership in us prior to our initial public offering) or that they have no indemnification obligations related to a particular claim, our directors would determine whether to take legal action against such officers or directors to enforce their indemnification obligations.   This situation may present significant conflicts of interest and while we currently expect that our directors would take legal action on our behalf against such persons to enforce their indemnification obligations to us, it is possible that our directors in exercising their business judgment may choose not to do so in any particular instance. If our directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.18 per share.

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

If we seek shareholder approval of our initial  business transaction and holders of more than 77.4% of our public shares indicate their intention to vote against the transaction and exercise their redemption rights, our sponsor, directors, officers, advisors and their affiliates could affect the outcome of the consummation of our business transaction if they elect to purchase shares from shareholders who would otherwise choose to exercise their redemption rights provided we are not subject to the foreign private issuer rules.

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

In addition, in the event we seek shareholder approval of our business transaction, we do not conduct redemptions pursuant to a tender offer and we are not subject to the foreign private issuer rules, we may request our transfer agent release to us the necessary funds to make purchases of our public shares, in an amount up to 15% of the ordinary shares sold (344,250 ordinary shares), in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act, so long as the price paid for such ordinary shares (inclusive of commissions) does not exceed the per-share amount then held in the trust account (approximately $10.18 per share).  These purchases could begin immediately after the filing of our preliminary proxy statement.

The purpose of such purchases and arrangements would be to: (i) increase the likelihood of satisfaction of the requirement that no more than 77.4% of our outstanding public shares demand to redeem their shares, (ii) increase the likelihood of obtaining shareholder approval of the business transaction or (iii) satisfy a minimum valuation requirement, where it appears that such requirements would otherwise not be met.  This may result in the consummation of a business transaction that may not otherwise have been possible.  In addition, purchases in the open market would provide liquidity to public shareholders in advance of the closing of our initial business transaction.

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

If we seek shareholder approval of our initial business transaction, we do not conduct redemptions pursuant to the tender offer rules in connection with our business transaction and we are not subject to the foreign private issuer rules, we, or our officers, directors and their affiliates, may privately negotiate transactions to purchase ordinary shares after the closing of the business transaction from shareholders who would have otherwise elected to have their ordinary shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. In addition, in the event we seek shareholder approval of our initial business transaction, we may make purchases of our public shares, in an amount up to 15% of the ordinary shares sold (344,250 ordinary shares), in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act, using funds held in the trust account so long as the price paid for such ordinary shares does not exceed the per-share amount then held in the trust account (approximately $10.18 per share).

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

As of December 31, 2011, approximately $166,000 of the net proceeds of the offering were not held in the trust account and up to 100% of the interest earned on the proceeds placed in the trust account will be available to us for working capital purposes; however, we will not have an operating business in the period prior to our business transaction and will therefore be primarily dependent on these funds.  We believe this amount is sufficient to cover expenses incurred in connection with a business transaction or to cover expenses in connection with our liquidation if we do not complete a business transaction during that time; however, these amounts may prove to be insufficient, especially if a portion of the available proceeds is used to make a down payment or pay exclusivity or similar fees in connection with a business transaction, or if we expend a significant portion of the available proceeds in pursuit of a business transaction that is not consummated. The current low interest rate environment may make it more difficult for us to have sufficient funds available to structure, negotiate or close a business transaction.

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

Of the net proceeds of the offering, only $166,000 were available to us as of December 31, 2011 outside the trust account to fund our working capital requirements.  We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital that we will need to identify one or more target businesses and to consummate our initial business transaction, as well as to pay any tax obligations that we may owe.  We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with the additional working capital we may need to identify one or more target businesses and to complete our initial business transaction, as well as to pay any accrued and unpaid taxes that we may owe. The current low interest rate environment may make it more difficult for us to have sufficient funds available to structure, negotiate or close our initial business transaction. In such event, we would need to borrow funds from our sponsor or management team to operate or may be forced to liquidate. Neither our sponsor nor any of our officers, directors, advisors or affiliates is under any obligation to advance funds to us in such circumstances.

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

Unlike many other blank check companies, we are not required to consider a target’s valuation when entering into or consummating our business transaction.  Our officers’,  directors’ and advisors’ unrestricted flexibility in identifying and selecting a prospective acquisition candidate, along with management’s financial interest in consummating an initial business transaction, may lead management to enter into an acquisition agreement that is not in the best interest of the our shareholders.

Many blank check companies are required to consummate their initial business transaction with a target whose value is equal to at least 80% of the amount of money deposited in the trust account of the blank check company at the time of entry into a materially definitive agreement.  Because we do not have the limitation that a target business have a minimum fair market enterprise value of a percentage of the assets held in the trust account, net of taxes, up to 100% of the interest earned on the proceeds placed in the trust account which we may withdraw for working capital purposes and any amounts necessary to purchase up to 15% of our public shares as described in the prospectus and exclusive of any amounts subject to the exercise of redemption rights, at the time of our signing a definitive agreement in connection with our initial business transaction, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Investors will be relying on our management’s ability to identify business transactions, evaluate their merits, conduct or monitor diligence and conduct negotiations.  Management’s unrestricted flexibility in identifying and selecting a prospective acquisition candidate, along with management’s financial interest in consummating an initial business transaction, may lead management to enter into an acquisition agreement that is not in the best interest of our shareholders.

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

Our fifth amended and restated memorandum and articles of association authorizes the issuance of an unlimited number of ordinary shares, no par value per share, and 5,000,000 preferred shares of no par value per share. There are unlimited numbers of authorized but unissued ordinary shares available for issuance and 5,000,000 preferred shares all of which will be available for issuance. Although we have no commitment as of the date of this Annual Report, we may issue a substantial number of additional ordinary or preferred shares, or a combination of ordinary and preferred shares, to complete a business transaction. The issuance of additional ordinary shares or any number of preferred shares:

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

We anticipate the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other third party fees and expenses. If we decide not to enter into an agreement with respect to a specific proposed initial business transaction we have investigated, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business transaction for any number of reasons including those beyond our control. In addition, in the event we seek shareholder approval of our initial business transaction and we do not conduct redemptions pursuant to the tender offer rules in connection with our initial business transaction, we may make purchases of our ordinary shares, in an amount up to 15% of the public shares sold in the offering, in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act.  Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and consummate a business transaction.

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

The net proceeds from the offering, the private placement of insider warrants and exercise of underwriter’s over-allotment option provided us with approximately  $23,374,786 that we may use to complete a business transaction (excluding up to $860,813 in deferred compensation). We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, notice disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with one or more target businesses would reduce the fair market enterprise value of the remaining target businesses in the combination. Due to these added risks, we are more likely to choose a single target business with which to pursue a business transaction than multiple target businesses. Unless we combine with a target business in a transaction in which the purchase price consists substantially of ordinary shares and/or preferred stock, it is likely we will complete only one business transaction with the proceeds of the offering. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will be exposed to higher risk than other entities that have the resources to complete several business transactions, or that operate in diversified industries or industry segments.

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

Unlike other blank check companies, we allow our public shareholders holding no more than 77.4% of the public shares sold in the offering to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business transaction with which a substantial majority of our shareholders do not agree.

We will proceed with our initial business transaction unless holders of more than 77.4% of our public shares redeem their ordinary shares; however, should we be required to retain a minimum amount in the trust account by the target company, we may be unable to consummate our initial business transaction even if holders of less than 77.4% of our public shares elect to redeem.  The 77.4% redemption threshold is different from the redemption or conversion thresholds used by most blank check companies.  Traditionally, blank check companies would not be able to consummate a business transaction if the holders of the company’s public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%.  As a result, many blank check companies have been unable to complete business transactions because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction.  As a result, we may be able to consummate a business transaction even though a substantial majority of our public shareholders entitled to vote do not agree with the transaction and have redeemed their shares or, solely if we hold a shareholder vote to approve our initial business transaction, and do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to us or our sponsor, officers, directors, advisors or their affiliates.

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

Even if holders of no more than 77.4% of our public shares vote against the transaction and elect to exercise their redemption rights, we may be unable to consummate a business transaction.

Although we permit holders of no more than 77.4% of our public shares to exercise their redemption rights, a potential target may make it a closing condition to our business transaction that we retain a minimum amount in the trust account.  If the number of our public shareholders electing to exercise their redemption rights would have the effect of reducing the funds in the trust account below such required minimum amount, we would not be able to consummate our business transaction.

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

As a result of new rules affecting reverse mergers, we may not be able to list our securities on a national securities exchange immediately following the completion of a business combination.

Unlike many-blank check companies that were previously quoted on the OTC Bulletin Board and subsequently became listed on a national securities exchange as part of their business combination, we may not be able, immediately following our business transaction, to list our securities on a national securities exchange. On November 9, 2011, the SEC approved new rules of the three major U.S. listing markets that toughen the standards that companies going public through a reverse merger must meet to become listed on those exchanges. Following the completion of our business transaction, we may have to meet the strengthened listing criteria of such securities exchanges, including but not limited to having completed a one-year “seasoning period” by trading on the OTC Bulletin Board following our business transaction, having filed an annual report on Form 20-F covering a full fiscal year commencing after the filing with the SEC of all information regarding our business transaction and having maintained a requisite minimum bid price for a sustained period of time. As a result, the liquidity and price of our securities, following our business transaction, may be more limited than if our securities were listed on a national securities exchange.

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

If the relevant PRC tax authorities disagree with our position and determine that dividend payments from any subsidiary to us are subject to PRC withholding tax, or our global income becomes subject to PRC corporate income tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders following our business transaction may be adversely affected. If dividends we pay to our overseas shareholders or gains realized by such shareholders from the transfer of our shares are subject to PRC tax, it may materially and adversely affect your investment return and the value of your investment in us.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

FlatWorld Acquisition Corp. was formed on June 25, 2010 as a British Virgin Islands business company with limited liability. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with an unidentified operating business or assets (“Business Transaction”). The Company’s efforts in identifying a prospective target business for its Business Transaction is not limited to a particular industry, geographic region or minimum transaction value, but will focus its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. The Company is considered to be in the development stage as defined in FASB Accounting Standard Codification, or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies.

The Company is currently evaluating Business Transaction candidates. All activity through December 31, 2011 relates to the Company’s formation and initial public offering described below and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The registration statement for the offering was declared effective on December 9, 2010. The Company consummated the offering on December 15, 2010 and received net proceeds of approximately $21,000,000.

On December 15, 2010, our Units commenced trading on the OTC Bulletin Board under the symbol “FTWAF”.  Holders of our Units were able to separately trade the ordinary shares and warrants included in such Units commencing on February 4, 2011 under the symbols “FWLAF” and “FWLWF”, respectively.

On December 29, 2010, Shri Krishan (S.K.) Gupta notified the Company that he was resigning from his position as assistant secretary of the Company, effective immediately. The Company determined that because of the resignation of S.K. Gupta, it did not meet the requirements set forth in Rule 3b-4 of the Exchange Act, to qualify as a foreign private issuer as of the last business day of its second fiscal quarter (December 31, 2010).  As a result, the Company was to become subject to the U.S. securities laws and rules governing domestic issuers as of the first day of its next fiscal year, or July 1, 2011.

On June 29, 2011, the Company also reappointed Shri Krishan (S.K.) Gupta to the position of Assistant Secretary, effective immediately. The Company determined that because of the reappointment of S.K. Gupta as Assistant Secretary, it met the requirements set forth in Rule 3b-4 of the Exchange Act, to qualify as a foreign private issuer on the last business day of its second fiscal quarter (June 30, 2011).  As a result, the Company continued to avail itself of the foreign private issuer accommodations, including use of the foreign private issuer forms and reporting requirements, beginning June 30, 2011, the determination date on which the Company has reestablished its eligibility as a foreign private issuer.

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

On June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on December 31st of each calendar year.  The Company had initially adopted a fiscal year end of June 30th solely for financial accounting purposes.  For financial accounting purposes, the period from June 25th, 2010 (inception) until December 31st, 2010 was treated as a transitional period. Notwithstanding the foregoing, the Company will elect a tax year end of June 30th and it will maintain adequate books and records to support a June 30th tax year end as required under the U.S. federal income tax principles.

On February 9, 2012, Juan Ruiz notified the Company that he was resigning from his position as a member of the advisory board.

B. Business overview

FlatWorld Acquisition Corp., is a blank check company formed as a British Virgin Islands business company with limited liability for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets that we have not yet identified.  While our efforts in identifying a prospective target business for our initial business transaction are not limited to a particular industry, geographic region or minimum transaction value, we have and will focus our search on identifying a prospective target business in (i) the global business services sector where our officers, directors and advisors have many years of experience and, in particular, where opportunities exist to take advantage of scalable, low-cost delivery destinations in South/East Asia to improve margins and accelerate growth through expanded access to new high-growth emerging markets for the company’s services, and (ii) attractive, Asian emerging markets, China or India, where the target business has significant growth potential and/or we can provide international expansion and domain expertise to enhance global revenue opportunities. Evaluation of these factors involve subjective judgment by our officers, which gives us a great deal of discretion in determining whether a prospective target business is appropriate to pursue. Prior to December 9, 2010, our efforts were limited to our formation and initial public offering and since that time, to identifying and investigating prospective target businesses with which to consummate a Business Transaction.  We presently have no business operations and no financial history.

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

Strong Financial Position and Flexibility

With a trust account initially in the amount of $23,786,000 and a public market for our ordinary shares, we offer a target business a variety of options to facilitate a future business transaction and fund growth and expansion of business operations. Because we are able to consummate a business transaction using our authorized shares, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if our business transaction requires us to use a significant portion of our cash to pay the purchase price, we may need to arrange third party financing to help fund our business transaction.

Competition

In identifying, evaluating and selecting a target business for an initial business transaction, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with 77.4% of our shares held by our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business transaction and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business transaction.

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

For the twelve months ended December 31, 2011, we had net (loss) of ($195,642) consisting of expenses of $233,265 and interest income of $37,623.

 Liquidity and Capital Resources

As of December 31, 2011, we had $165,870 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

 For the twelve months ended December 31, 2011, we used cash of $134,192 in operating activities which was attributable to $61,458 of money transferred to an affiliate to settle certain vendor bills on behalf of the Company, together with a net loss for the period of $208,142. The net decrease in cash for twelve months period ending December 31, 2011 was $179,648. We started with a cash balance of $344,608 as of January 1, 2011. We ended the period at December 31, 2011 with a cash balance of $165,870.

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

 We believe that the $165,870 in funds available to us outside of the trust account, together with interest earned on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, will be sufficient to allow us to operate until September 9, 2012, assuming that a business transaction is not consummated during that period.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.  In order to meet our working capital needs, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his sole discretion. The unpaid principal amount of any such loans may be converted, at the option of the lender, into warrants to acquire shares of the post transaction business on the basis of one warrant for each $0.75 of principal amount so converted.  The warrants would be identical to the insider warrants.  The holders of a majority of any such warrants that may be issued (or the underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed by us subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements.  The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist.  However, such loans would not have any recourse against the trust account and would be on terms believed by us to be no less favorable to us than would be available from unaffiliated third parties.

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

Development stage company

The Company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” At December 31, 2011, the Company had not commenced any operations nor generated revenue to date. All activity through December 31, 2011 relates to the Company’s formation and the Offering and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The Company will not generate any operating revenues until after completion of a Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account after the Offering.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to shareholders by the weighted average number of ordinary shares outstanding for the period. At December 31, 2011, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary share and then share in the earnings of the Company. As the Company reported a net loss for all periods presented, the effect of the 4,295,500 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Ordinary Shares subject to possible redemption

The Company accounts for redeemable ordinary shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of ordinary shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A, in no event will the Company redeem its public shares in an amount that would exceed 77.4% of the shares sold in the Offering.

Accordingly, 1,775,987  of ordinary shares have been classified outside of permanent equity at redemption value, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of ordinary shares subject to redemption equal its redemption value at the end of each reporting period.

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

Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represents substantially all the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business transaction. As of December 31, 2011, the funds held in the Trust Account were invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

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

Income tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company did not establish a valuation allowance as of December 31, 2011 as there were no deferred tax assets at that date.

The Company adopted the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of December 31, 2011. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2011. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  The Company is subject to income tax examinations by major taxing authorities since inception. The adoption of the provisions of FASB / ASC 740-10-25 did not have a material impact on the Company’s financial position and results of operation and cash flows as of and for the period ended December 31, 2011.

Recently issued accounting standards

The Company does not believe that the adoption of any new recently issued accounting standards will have a material impact on its financial position and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Gilbert H. Lamphere	59	Chairman of the Board and Office of the Chief Executive
Raj K. Gupta	40	Chief Executive Officer, Secretary and Director
Jeffrey A. Valenty	41	Chief Financial Officer, Office of the Chief Executive, President, Treasurer and Director
Shri Krishan Gupta	74	Assistant Secretary and Director

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

Advisory Board

In addition to our board of directors, we have an advisory member to assist us in evaluating our business strategies and development.

Name	Age	Position
David S. Wu	52	Advisory Board

David S. Wu has served as an advisory board member of FlatWorld Acquisition Corp. since its inception.  Mr. Wu is currently president of Wu & Associates LLC, a position he has held since September 2002.  Mr. Wu has extensive experience in start-up and turnaround situations in China over the past 15 years.  From June 2009 to October 2009, Mr. Wu was the chief financial officer of Spreadtrum (NASDAQ: SPRD), a venture capital-backed firm.  From 2007 to April 2009, Mr. Wu was a managing director of the United States Fund for CITIC Capital (a member of the largest financial conglomerate in China), where he chaired the Operating Group of portfolio companies across the billion-dollar China, Japan, and U.S. Funds.  From 2005 to 2006, Mr. Wu served as a senior advisor to EMD, previously the locomotive division of General Motors until its divestiture to two private equity firms in 2006, and was the chief negotiator when EMD sold the first 300 diesel locomotives in China.  From 2004 to 2005, Mr. Wu served as a consultant to Kaiser Permanente.   Mr. Wu started his career in China 15 years ago by negotiating a foreign majority-owned joint venture between AlliedSignal (now Honeywell) and China Eastern Airlines.  As president and chief financial officer, his joint venture was among the first to deliver profit among all China investments and was featured on the cover of the 1995 AlliedSignal Annual Report.  Mr. Wu has also worked for Danaher, Boeing, RR Donnelley & Sons, Tyco, and Arthur Young (now Ernst & Young).  Mr. Wu received his B.S.E. in Engineering with Honors from Princeton University, M.S.E. in engineering from University of Pennsylvania, and MBA from the Wharton School where he was a Management and Technology Program graduate.  Mr. Wu is a CPA in the states of Virginia and Illinois, and has certificates from ICMA’s Certified Management Accountant and ACFEI’s Certified Forensic Accountant programs.

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

ITEM 7. MAJOR SHAREHOLDERS AND RETLATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 2,869,375 shares of our ordinary shares outstanding as of March 31, 2012, based on information obtained from the persons named below, with respect to the beneficial ownership of our ordinary shares by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owners(1)	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares (9)
FWAC Holdings Limited (2)	573,875	20.00%
FWAC Sponsor Limited (2)	513,222	17.89%
Nagina Engineering Investment Corp. (2), (3)	58,507	2.04%
Raj K. Gupta (2), (3)	2,925	0.10%
Shri Krishan Gupta (2), (3)	198,771	6.93%
Jeffrey A. Valenty (2)	134,464	4.69%
Gilbert H. Lamphere (2), (4)	227,062	7.91%
AQR Capital Management, LLC (5)	269,325	9.39%
Polar Securities Inc.(6)	278,800	9.72%
Fir Tree, Inc. (7)	150,000	5.23%
Bulldog Investors (8)	365,850	12.75%
All directors and officers as a group (4 persons) (2), (4)	563,222	19.63%

(1)

Unless otherwise indicated, the business address of each of the stockholders is c/o FWC Management Services, Ltd, Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

The shareholders of FWAC Holdings Limited are FWAC Sponsor Limited, Ruiz Capital Advisors LLC, DSCWU Hong Kong Company Limited, Vivek Selot, Yuri Punj, Suneel G. Kaji, Craig Bergstrom and family affiliates (with 50% of such interest owned through Athena Trust, a family trust), Blackhawk Partners, Inc., Eli D. Scher and Shane M. Duggan. The shareholders of FWAC Sponsor Limited are Nagina Engineering Investment Corp. (owned by Mr. Gupta and Mr. S.K. Gupta, see footnote 3, below), Mr. S.K. Gupta, Jeffrey A. Valenty (including interests held through Fortuna Capital Partners LP, a limited partnership 100% owned and controlled by Mr. Valenty), and Gilbert H. Lamphere (who holds his interests through Gilbert H. Lamphere WFBNA Custodian Trad IRA).  As a result, each of FWAC Sponsor Limited, Nagina Engineering Investment Corp., Ruiz Capital Advisors LLC, DSCWU Hong Kong Company Limited and Blackhawk Partners, Inc., and Messrs. S.K. Gupta, Gupta, Valenty, Lamphere, Selot, Punj, Kaji, Bergstrom, Scher and Duggan may be deemed to be beneficial owners of shares owned by FWAC Holdings Limited.  The shares in the table above for holders of FWAC Holdings represent their indirect ownership in us.  Ruiz Capital Advisors LLC beneficially owns 18,663 ordinary shares (0.65%), DSCWU Hong Kong Company Limited, an entity wholly-owned by Mr. Wu, a member of our advisory board, beneficially owns 9,331 ordinary shares (0.33%), Mr. Selot, our employee, beneficially owns 9,331 ordinary shares (0.33%), Mr. Punj, a non-affiliated individual, beneficially owns 3,733 ordinary shares (0.13%), Mr. Kaji, a non-affiliated individual, beneficially owns 1,866 ordinary shares (0.07%), Mr. Bergstrom, a non-affiliated individual, collectively as an individual and through his controlling position as trustee of Athena Trust, beneficially owns 5,972 ordinary shares (0.21%), Blackhawk Partners, Inc., a private entity that manages assets for wealthy families managed by Ziad K. Abdelnour, beneficially owns 1,866 ordinary shares (0.07%), Mr. Scher, a non-affiliated individual, beneficially owns 9,331 ordinary shares (0.33%), and Mr. Duggan, an employee of one of our affiliates, beneficially owns 560 ordinary shares (0.02%). Each of Nagina Engineering Investment Corp., Ruiz Capital Advisors LLC, DSCWU Hong Kong Company Limited and Blackhawk Partners, Inc. and our officers, directors, employee, advisors and their respective affiliates and Messers. Punj, Kaji, Bergstrom, Scher and Duggan, disclaim beneficial ownership of any shares in which he or it does not have a pecuniary interest.

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

(4)

Mr. Lamphere is the beneficial owner of 227,062 ordinary shares (or 7.91%) in us, which includes 177,062 ordinary shares (or 6.17%) in us through his interests in Gilbert H. Lamphere WFBNA Custodian Trad IRA, as well as 50,000 ordinary shares (or 1.74%) in us owned directly which were purchased under the Directed Unit Program of our initial public offering.  Mr. Lamphere has sole voting and dispositive power with respect to 50,000 ordinary shares and shared voting and dispositive power with respect to remaining 177,062 ordinary shares.  Mr. Lamphere disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(5)

Based on information contained in Schedule 13G filed by AQR Capital Management, LLC on February 8, 2012, AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company which directly owns the 269,325 shares reported in that Schedule 13D.  AQR Capital Management, LLC has shared voting and dispositive power with respect to 269,325 ordinary shares.  The address of such reporting person is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(6)

Based on information contained in Schedule 13G filed by the following persons on February 14, 2012, Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws on Ontario, Canada, serves as the investment manager to North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, and a number of discretionary accounts with respect to which it has voting and dispositive authority over the ordinary shares reported in that Schedule 13G. Polar Securities and North Pole have shared voting and dispositive power with respect to 278,800 ordinary shares.  The address of all such reporting persons are is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

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

(8)

Based on information contained in Schedule 13G filed by the following persons on February 14, 2012, Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors.  Bulldog Investors has the sole voting and dispositive power with respect to 365,850 ordinary shares.   The address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

(9)

The percentages have been rounded to the hundredth decimal place.

B.  Related Party Transactions

On July 9, 2010, the Company issued to its sponsor 1,078,125 ordinary shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Company effected a share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.933333 ordinary shares.  On November 9, 2010, the Company effected another share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.5714286 ordinary shares. On December 9, 2010, the Company effected a 1.1 for 1 share split (forward) of its issued and outstanding ordinary shares. As a result, the Company’s sponsor (and sole shareholder) was left with 632,500 ordinary shares (58,625 of which were forfeited since the underwriters’ over-allotment option was not exercised in full).  All share information in the Company’s financial statements have been retroactively restated for the effect of splits. The sponsor has agreed that the ordinary shares purchased by it prior to consummation of the offering will not be sold or transferred until one year following consummation of a Business Transaction, subject to certain limited exceptions.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The units, shares and warrants are quoted on the OTC Bulletin Board under the symbols FTWAF, FWLAF and FWLWF. The following table sets forth the highest and lowest quotations, which represent the average of closing bid and asked prices, for the ordinary shares, warrants and units as derived from the OTC Bulletin Board:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Units		Ordinary Shares		Warrants
Reference period	High	Low	High	Low	High	Low
Five most recent fiscal years
2011	10.10	9.98	9.90	9.75	0.50	0.27
2010	10.07	10.00	NA	NA	NA	NA

Most recent quarter and two most recent fiscal years
2011 Fourth quarter	10.05	10.05	9.81	9.75	0.36	0.27
Third quarter	10.10	10.00	9.80	9.75	0.36	0.36
Second quarter	10.05	9.99	9.90	9.76	0.40	0.28
First quarter	10.07	9.98	9.90	9.75	0.50	0.28
2010 Fourth quarter	10.07	10.00	NA	NA	NA	NA

Most recent six months
Mar-12	10.05	10.05	10.06	9.81	0.30	0.27
Feb-12	10.05	10.05	9.81	9.81	0.27	0.27
Jan-12	10.05	10.05	9.81	9.81	0.27	0.27
Dec-11	10.05	10.05	9.81	9.76	0.30	0.27
Nov-11	10.05	10.05	9.78	9.76	0.36	0.30
Oct-11	10.05	10.05	9.78	9.75	0.36	0.36

D. Selling Shareholders

Not applicable.

 E. Dilution

Not applicable.

 F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue an unlimited number of ordinary shares, no par value per share, and 5,000,000 preferred shares of no par value per share. As of December 31, 2011, there were 2,869,375 ordinary shares outstanding.  There were also 4,295,500 warrants outstanding, each to purchase one ordinary share. In addition, there was one unit purchase option outstanding to purchase 88,000 units.

B. Memorandum and Articles of Association

The description of our fifth amended and restated memorandum and articles of association is contained in our 6-K report (File No. 000-54173), filed with the Commission on December 15, 2010, which is incorporated herein by reference.

 C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F which are incorporated herein by reference.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011 was carried out by us under the supervision and with the participation of our management, including the principal executive officer and principal financial officer. Based on that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Company  has made no changes to its internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODE OF ETHICS

In December 2010, our board of directors adopted a code of ethics for senior executive and financial officers. A copy of the code of ethics is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since June 25, 2010 (date of inception), the Company’s principal independent registered public accounting firm has been Rothstein Kass, located at 4 Becker Farm Road, Roseland, NJ 07068. Rothstein Kass has audited the balance sheets of the Company as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year-ended December 31, 2011 and for periods from June 25, 2010 (date of inception) to December 31, 2010 and June 25, 2010 (date of inception) to December 31, 2011.

The following table represents the aggregate fees for service rendered by Rothstein Kass for the period from June 25, 2010 to December 31, 2011.

December 31, 2011
Audit Fees	$42,500
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
Total fees	$42,500

December 31, 2010
Audit Fees	$32,000
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
Total fees	$32,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

 ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters (1)
3.1	Fifth Amended and Restated Memorandum and Articles of Association (2)
4.1	Warrant Agreement dated December 9, 2010 by and between Continental Stock Transfer & Trust Company and the Registrant (2)
4.2	Unit Purchase Option dated December 9, 2010 between the Company and Rodman & Renshaw LLC (2)
10.1	Investment Management Trust Account Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and the Registrant (2)
10.2	Registration Rights Agreement dated December 9, 2010 by and between the Registrant and FWAC Holdings Limited (2)
10.3	Letter Agreement dated December 9, 2010 by and between the Registrant and FWAC Holdings Limited (2)
10.4	Amendment No. 4 to the Insider Warrants Subscription Agreement dated December 9, 2010 by and between the Registrant and FWAC Holdings Limited (2)
10.5	Amendment No. 3 to the Securities Purchase Agreement dated December 9, 2010 by and between the registrant and FWAC Holdings Limited (2)
10.6	Administrative Services Agreement dated December 9, 2010 by and between the Company and FWC Management Services Ltd (2)
10.7	Right of First Refusal Agreement by and between the Company and FlatWorld Capital LLC (2)
11.1	Code of Business and Ethics (3)
12.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a) , as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Financial Statements for the period ending December 31, 2011*
101	Interactive Data File*

(1)

Incorporated by reference to the registrant’s current report on Form 6-K/A filed on December 22, 2010.

(2)

Incorporated by reference to the registrant’s current report on Form 6-K filed on December 15, 2010

(3)

Incorporated by reference to the registrant’s registration statement on Form F-1 filed on October 12, 2010.

(*) Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLATWORLD ACQUISITION CORP.

April 30, 2012
	By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

FlatWorld Acquisition Corp.

We have audited the accompanying balance sheets of FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2011 and the periods from June 25, 2010 (date of inception) to December 31, 2010 and June 25, 2010 (date of inception) to December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note A to the financial statements, the Company will face a mandatory liquidation if a business combination is not consummated by September 9, 2012, which raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the year ended December 31, 2011 and the periods from June 25, 2010 (date of inception) to December 31, 2010 and June 25, 2010 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass

Roseland, New Jersey

April 30, 2012

FlatWorld Acquisition Corp.

(a corporation in development stage)

BALANCE SHEETS

	December 31,
	2011	2010
ASSETS
Current assets
Cash	$165,870	$345,518
Prepaid expense and other current assets	12,602	12,597
Due from Affiliate	—	61,458
Total current assets	178,472	419,573
Restricted cash equivalents held in Trust Account	23,374,786	22,440,000
Total assets	$23,553,258	$22,859,573
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$40,000	$68,958
Deferred legal fee	50,000	50,000
Deferred underwriting fee	182,638	181,253
Total liabilities	272,638	300,211

Ordinary shares subject to possible redemption (1,775,987 and 1,683,000 ordinary shares at December 31, 2011 and 2010, respectively, at a per-share redemption price of approximately $10.183 and $10.20, respectively)	18,084,646	17,166,600
Commitments
Shareholders’ equity
Preferred shares, no par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—

Ordinary shares, no par value, unlimited shares authorized; 2,869,375 and 2,832, 500 shares issued and outstanding at December 31, 2011 and 2010, respectively (including 1,775,987 and 1,683,000 ordinary shares subject to possible redemption at December 31, 2011 and 2010, respectively)	3,918,873	3,907,518

Additional paid-in capital	1,500,000	1,500,000

Deficit accumulated during development stage	(222,899)	(14,756)
Total shareholders’ equity	5,195,974	5,392,762
Total liabilities and shareholders’ equity	$23,553,258	$22,859,573

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in development stage)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2011	June 25, 2010 (date of inception) to December 31, 2010	June 25, 2010 (date of inception) to December 31, 2011

Revenue	$—	$—	$—
General and administrative expenses	245,766	15,762	261,528
Loss from operations	(245,766)	(15,762)	(261,528)
Interest and dividend income	37,623	1,006	38,629
Net loss attributable to ordinary shareholders	$(208,143)	$(14,756)	$(222,899)
Weighted average number of ordinary shares outstanding, basic and diluted	2,866,849	832,500	2,207,569
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.07)	$(0.02)	$(0.10)

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in development stage)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the period from June 25, 2010 (date of inception) to December 31, 2011

	Ordinary Shares		Additional paid-in capital	Deficit accumulated during development stage	Total shareholders’ equity

	Shares	Amount no par

Sale of ordinary shares issued to initial shareholder on July 9, 2010 at approximately $0.040 per share, as adjusted	632,500	$25,000	$—	$—	$25,000

Sale of 2,200,000 units on December 15, 2010 (including 1,683,000 ordinary shares subject to possible redemption)	2,200,000	21,049,118			21,049,118
Net proceeds subject to possible redemption 1,683,000 ordinary shares, at redemption price		(17,166,600)			(17,166,600)
Sale of 2,000,000 private placement warrants on December 12, 2010			1,500,000		1,500,000
Net loss attributable to ordinary shareholders	—	—	—	(14,756)	(14,756)
Balance, December 31, 2010	2,832,500	3,907,518	1,500,000	(14,756)	5,392,762

Sale of 95,500 units on January 25, 2011 (including 92,987 ordinary shares subject to possible redemption) pursuant to the exercise of the underwriters' over-allotment option, net of underwriters’ discount and offering expenses	95,500	929,401			929,401
Forfeiture of sponsor shares on January 25, 2011 in connection with the underwriters’ election to not exercise its over-allotment option in full	(58,625)

Net proceeds subject to possible redemption 92,987 ordinary shares, at redemption price		(918, 046)			(918,046)

Net loss attributable to ordinary shareholders	—	—	—	(208,143)	(208,143)
Balances, December 31, 2011	2,869,375	$3,918,873	$1,500,000	$(222,899)	$5,195,974

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	June 25, 2010 (date of inception) to December 31, 2010		June 25, 2010 (date of inception) to December 31, 2011
Cash Flows from Operating Activities
Net loss attributable to ordinary shareholders	$(208,143)	$(14,756)		$(222,899)
Adjustments to reconcile net loss attributable to ordinary shareholders to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in prepaid expense and other current assets	(6)	(12,596)		(12,602)
Increase in due from Affiliate	61,457	(61,458)
Increase in accounts payable and accrued expenses	12,500	27,500		40,000
Net cash used in operating activities	(134,192)	(61,310)		(195,501)
Cash Flows from Investing Activities
Restricted cash equivalents held in Trust Account	(934,785)	(22,440,000)		(23,374,786)
Cash Flows from Financing Activities
Proceeds from note payable, shareholder	—	125,000		125,000
Proceeds from issuance of ordinary shares to initial shareholder	—	25,000		25,000
Proceeds from public offering	—	22,000,000		22,000,000
Proceeds from issuance of warrants	—	1,500,000		1,500,000
Proceeds from over-allotment	955,000			955,000
Payment of note payable, shareholder	—	(125,000)		(125,000)
Payment of offering costs	(65,671)	(678,172)		(743,843)
Net cash provided by financing activities	889,329	22,846,828		23,736,157
Net increase in cash	(179,648)	345,518		165,870
Cash at beginning of the period	345,518	—		—
Cash at end of the period	$165,870	$345,518		$165,870
Supplemental disclosure of non-cash financing activities:
Accrued offering costs		$41,458	$
Deferred underwriting fee	$1,385	$181,253		$182,638
Deferred legal fee	$-	$50,000		$50,000

The accompanying notes are an integral part of the financial statements

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed on June 25, 2010 as a British Virgin Islands business company with limited liability. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with an unidentified operating business or assets (“Business Transaction”). The Company’s efforts in identifying a prospective target business for its Business Transaction will not be limited to a particular industry, geographic region or minimum transaction value, but will focus its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”), or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. On June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on December 31st of each calendar year.

The Company is currently evaluating Business Transaction candidates. All activity through December 31, 2011 relates to the Company’s formation, initial public offering described below and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The registration statement for the Offering was declared effective on December 9, 2010. The Company consummated the Offering on December 15, 2010 and received net proceeds of approximately   $21,000,000. On January 25, 2011, the Company consummated the closing of an additional 95,500 units pursuant to the exercise of the underwriters' over-allotment option and received additional net proceeds of approximately $929,000.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Transaction. Furthermore, there is no assurance that the Company will be able to successfully affect a Business Transaction. Upon the closing of the Offering, the private placement of warrants and partial exercise of over-allotment, $23,374,786 was placed in a trust account (“Trust Account”) and invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The funds in the Trust Account will not be released until the earlier of (i) the consummation of a Business Transaction or (ii) the distribution of the Trust Account as described below.

The Company, after signing a definitive agreement for the acquisition of one or more target businesses or assets will provide its shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which the Company may withdraw for working capital purposes, upon the consummation of its Business Transaction.  The Company is not required to submit the transaction for shareholder approval prior to consummating the Business Transaction. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than 77.37% of the public shareholders exercise their redemption rights.  Only in the event that the Company seeks shareholder approval in connection with its initial Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Transaction. However, the Company's sponsor’s, officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (as described in the prospectus and solely in the event the Company seeks shareholder approval and is not subject to foreign private issuer rules), if any, could result in the approval of a Business Transaction even if a majority of the Company’s public shareholders either vote against, or indicate their intention to vote against, such Business Transaction. If the Company is subject to the U.S. domestic issuer rules at the time of Business Transaction, the Company's public shareholders voting in favor of initial Business Transaction may elect to exercise their redemption rights and shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes, but the Company's public shareholders voting against the Business Transaction and electing to exercise their redemption rights shall only be entitled to receive cash equal to their pro rata share of the aggregate amount in the Trust Account less taxes and interest earned on the proceeds placed in the Trust Account. These ordinary shares are recorded at redemption value and classified as temporary equity, in accordance with FASB ASC 480-10. FWAC Holdings Limited (the “sponsor”) has agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote its initial shares in favor of approving a Business Transaction. The sponsor and the Company’s officers and directors have also agreed to vote ordinary shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

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

In the event that the Company does not consummate a Business Combination by September 9, 2012, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the sponsor.  After distributing the proceeds of the Trust Account, the Company will promptly distribute the balance of its net assets to its remaining shareholders according to the Company's plan of dissolution. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern.

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

Development stage company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Certification (“ASC”) 915, “Development Stage Entities.” At December 31, 2011, the Company had not commenced any operations nor generated revenue to date. All activity through December 31, 2011 relates to the Company’s formation, the Offering and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The Company will not generate any operating revenues until after completion of a Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account after the Offering.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. At December 31, 2011, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As the Company reported a net loss for all periods presented, the effect of the 4,295,500 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of December 31, 2011 and 4,200,000 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of December 31, 2010, have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Ordinary Shares subject to possible redemption

The Company accounts for redeemable ordinary shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of ordinary shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A, in no event will the Company redeem its public shares in an amount that would exceed 77.37% of the shares sold in the Offering.

Accordingly, 1,775,987 and 1,683,000 of ordinary shares have been classified outside of permanent equity at redemption value at December 31, 2011 and December 31, 2010, respectively, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of ordinary shares subject to redemption to equal its redemption value at the end of each reporting period.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represent substantially all the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business transaction. Any interest income earned from the restricted assets can be used for operational purposes and is not considered restricted. As of December 31, 2011 and 2010, the funds held in the Trust Account were invested in a combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures” approximates the carrying amounts represented in the balance sheet.

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

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

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

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2011 to December 31, 2011

Income tax

The Government of British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders. The British Virgin Islands is not party to any double taxation treaties.

Notwithstanding the above, the Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company did not establish a valuation allowance as of December 31, 2011 and December 31, 2010 as there were no deferred tax assets at that date.

The Company adopted the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of December 31, 2011 and December 31, 2010. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2011 and December 31, 2010. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  The Company is subject to income tax examinations by major taxing authorities since inception.

Recently issued accounting standards

The Company does not believe that the adoption of any new recently issued accounting standards will have a material impact on its financial position and results of operations.

NOTE C — INITIAL PUBLIC OFFERING

Between December 15, 2010 and January 25, 2011, the Company sold to the public 2,295,500 units (including 95,500 units sold pursuant to the over-allotment option) at $10.00 per unit (“Units”). Each Unit consists of one ordinary share of the Company, no par value, and one warrant to purchase one ordinary share (“Warrant”). Each warrant entitles the holder to purchase one ordinary share at a price of $11.00. Each warrant will become exercisable on the later of (i) 30 days after the Company’s completion of a Business Transaction or (ii) one year from December 9, 2010, the date of the prospectus for the Offering, and will expire five years from the date of the Company’s initial Business Transaction, or earlier upon redemption or liquidation.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

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

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2011 to December 31, 2011

NOTE D — RELATED PARTY TRANSACTIONS

On July 9, 2010, the Company issued to its sponsor 1,078,125 ordinary shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Company effected a share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.933333 ordinary shares.  On November 9, 2010, the Company effected another share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.5714286 ordinary shares. On December 9, 2010, the Company effected a 1.1 for 1 share split (forward) of its issued and outstanding ordinary shares. As a result, the Company’s sponsor (and sole shareholder) was left with 632,500 ordinary shares (up to 82,500 of which were subjected to forfeiture if the underwriters’ over-allotment option was not exercised in full). On January 25, 2011, the Company redeemed from its sponsor, at nominal cost, an aggregate of 58,625 ordinary shares. The Company redeemed these ordinary shares in order to maintain the sponsor’s 20% ownership interest in the Company after giving effect to partial exercise of the underwriters’ over-allotment option. All share information in the Company’s financial statements have been retroactively restated for the effect of the share splits. The sponsor has agreed that the ordinary shares purchased by it prior to consummation of the Offering will not be sold or transferred until one year following consummation of a Business Transaction, subject to certain limited exceptions.

The Company entered into an unsecured promissory note with the Company’s sponsor in an aggregate principal amount of $125,000 on July 9, 2010. The note did not bear interest. The note was payable on the earlier of (i) July 9, 2011 or (ii) the date of the consummation of the Offering. This promissory note was repaid on December 15, 2010.

During the period, an affiliate of the Company paid certain vendor bills on behalf of the Company in the amount of $37,700.  The advance was non-interest bearing and payable upon the earlier of July 9, 2011 or upon consummation of the Offering. This amount was repaid on August 23, 2010.

The sponsor purchased on December 12, 2010, in a private placement, 2,000,000 warrants prior to the Offering at a price of $0.75 per warrant (a purchase price of $1,500,000) from the Company. Based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants exceeded the fair value of such warrants on the date of the purchase. The valuation was based on comparable initial public offerings by blank check companies in 2009 and 2010. The sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a Business Transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the sponsor will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815 derivatives and hedging.

On December 9, 2010, the Company entered into an Administrative Services Agreement with FWC Management Services Ltd, an entity controlled by two officers of the Company, for an estimated aggregate monthly fee of $7,500 for office space, secretarial, and administrative services. This agreement expires upon the earlier of the successful completion of the Company’s Business Transaction or 21 months from December 9, 2010, the date of the prospectus. Through December 31, 2011, $90,000 has been incurred under this agreement.

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

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2011 to December 31, 2011

NOTE E — COMMITMENTS

The Company granted the underwriters a 45-day option to purchase up to 330,000 additional Units to cover the over-allotment at the initial public offering price less the underwriting discounts and commissions. On January 25, 2011, the Company consummated the closing of an additional 95,500 Units pursuant to the exercise of the underwriters' over-allotment option.

The Offering proceeds include a contingent fee equal to 3.75% of the sum of: (i) the gross proceeds of the Offering (less any amounts redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction) and (ii) the gross proceeds from any new equity raised, payable to Rodman & Renshaw and/or such other firms, if any, who are instrumental in advising us in connection with the consummation of the Company’s initial Business Transaction. If no amount is redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction, the deferred underwriting fee is $860,812 and $825,000 as of December 31, 2011 and December 31, 2010, respectively. If the maximum number of shares subject to possible redemptions is redeemed, the deferred underwriting fee is $182,638 and $181,253, and is included in the balance sheet as of December 31, 2011 and December 31, 2010, respectively.

The Company has deferred portion of legal fee incurred in connection with the initial public offering. The total deferred fee of $50,000 is included in the balance sheets as of December 31, 2011 and 2010, and is payable upon the consummation of an initial Business Transaction.

The Company also issued a unit purchase option, for $100, to Rodman & Renshaw, LLC (“Rodman”), the representative of the underwriters in the Offering, to purchase 88,000 Units (4% of the total number of units sold in the Offering) at an exercise price of $12.50 per Unit. The Units issuable upon exercise of this option are identical to the Units offered in the Offering. This option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expiring five years from the date of the Offering. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option at approximately $2.59 per unit using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.78% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

NOTE F — PREFERRED SHARES

The Company is authorized to issue 5,000,000 preferred shares divided into five classes, Class A through Class E, each comprising 1,000,000 preferred shares with such designation, rights and preferences as may be determined by the Company's board of directors. The Company has five classes of preferred shares to give it flexibility as to the terms on which each Class is issued. No preferred shares are currently issued or outstanding at December 31, 2011.

NOTE G —RESTRICTED CASH EQUIVALENTS HELD IN TRUST ACCOUNT

Subsequent to the Offering, an amount of $23,374,786 (including $860,813 of deferred underwriting fee), of the net proceeds of the Offering was deposited in an interest-bearing trust account and invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The Fair Value of Investments at December 31, 2011 was $23,374,786.

NOTE H —FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, “Fair Value Measurements” for its financial assets that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2011 to December 31, 2011

Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in Trust Account	$23,374,786	$23,374,786	$ -	$ -

Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in Trust Account	$22,400,000	$22,400,000	$ -	$ -